EXHIBIT 3.1

ARTICLES OF AMENDMENT

TO THE

AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

ELIZABETH ARDEN, INC.

DESIGNATING

SERIES A SERIAL PREFERRED STOCK

Pursuant to the provisions of Section 607.1006 of the Florida Business Corporation Act (the “FBCA”), this Florida Corporation adopts the following amendments to its Amended and Restated Articles of Incorporation (these “Articles of Amendment”):

1.	The name of the corporation is Elizabeth Arden, Inc. (the “Corporation”).

2.	These Articles of Amendment were adopted by the Board of Directors of the Corporation (the “Board of Directors”) on August 18, 2014 without shareholder action and shareholder action was not required.

3.	Article III of the Corporation’s Amended and Restated Articles of Incorporation is hereby amended to add the following as Section 3 thereof:

Section 3. SERIES A SERIAL PREFERRED STOCK

1.     Designation and Amount. There shall be a series of Preferred Stock that shall be designated as “Series A Serial Preferred Stock,” and the number of shares constituting such series shall be 50,000. The number of shares constituting the Series A Serial Preferred Stock may be increased or decreased by resolution of the Board of Directors; provided, however, that no decrease shall reduce the number of shares of Series A Serial Preferred Stock to less than the number of shares then issued and outstanding plus the number of shares issuable upon exercise of outstanding rights, options or warrants or upon conversion of outstanding securities issued by the Corporation.

2.     Dividends and Distribution.

(a) Participation with Dividends on Common Stock. No cash dividend may be declared or paid on Common Stock (or any other class of stock over which the Series A Serial Preferred Stock has preference (any “Junior Stock”)), unless full cumulative dividends have been or contemporaneously are declared and paid in cash on the Series A Serial Preferred Stock. In addition to Preferred Dividends (as defined below), in the event any dividends are declared or paid (whether in cash, securities, or other property) on Common Stock (or Junior Stock), holders of Series A Serial Preferred Stock shall be entitled to receive as additional dividends an amount per share of Series A Serial Preferred Stock equal to (i) the amount (and in such kind) of the dividend payable per share to the holders of Common Stock (or Junior Stock) multiplied by (ii) (x) the aggregate number of shares of Common Stock for which the outstanding Warrants are exercisable (regardless of whether or not such Warrants could legally be exercised at such time)

divided by (y) the number of outstanding shares of Series A Serial Preferred Stock, determined as of the applicable record date for the dividend on Common Stock (or Junior Stock), such additional dividends to be payable on the payment date for the dividend on the Common Stock (or Junior Stock). For the avoidance of doubt, each holder of Series A Serial Preferred Stock shall be entitled to dividends on Series A Serial Preferred Stock pursuant to this Section 2(a) whether or not such Person is also the holder of any Warrants.

(b) Dividend Rate. In addition to participation in cash dividends on Common Stock (or Junior Stock) as set forth in Section 2(a), holders of Series A Serial Preferred Stock shall be entitled to receive, on each share of Series A Serial Preferred Stock and with respect to each Dividend Period, when, as and if declared by the Board of Directors or a duly authorized committee thereof, out of funds of the Corporation legally available for the payment of dividends, cumulative preferential cash dividends in an amount equal to the Dividend Rate multiplied by the Liquidation Preference per share of the Series A Serial Preferred Stock (the “Preferred Dividend”). Preferred Dividends shall begin to accrue and be cumulative from the original date of issue of the Series A Serial Preferred Stock, whether or not the Corporation has funds legally available for such dividends or such dividends are declared and shall be payable in arrears on the first Dividend Payment Date after each Dividend Period. If and to the extent that the Corporation does not pay the entire Preferred Dividend for a particular Dividend Period in cash on the applicable Dividend Payment Date, preferential cash dividends shall accrue on such unpaid amounts (and on any unpaid dividends in respect thereof) at the Dividend Rate, and shall compound on each Dividend Payment Date, until paid. Accumulated dividends in arrears for any past Dividend Period may be declared and paid on any date fixed by the Board of Directors, whether or not such date is a Dividend Payment Date. If all accumulated dividends in arrears on all outstanding Series A Serial Preferred Stock have not been declared and paid, payment of accumulated dividends in arrears will be made in order of their respective Dividend Payment Dates, commencing with the earliest.

(c) Record Date. The record date for determination of the holders of Series A Serial Preferred Stock entitled to receive payment of a dividend thereon (i) for dividends pursuant to Section 2(a), shall be the date fixed for determination of holders of Common Stock (or Junior Stock) entitled to receive such dividend and (ii) for dividends pursuant to Section 2(b), shall be fifteen (15) days before the Dividend Payment Date (or, in the case of accumulated dividends in arrears pursuant to the last sentence of Section 2(b), shall be fifteen (15) days before such dividend is paid).

3.     Redemption at the Option of the Corporation.

(a) Subject to the notice provisions set forth in Section 3(b) and subject to any further limitations which may be imposed by the Articles of Incorporation or by law, the Corporation may redeem the Series A Serial Preferred Stock, in whole or in part, as follows:

(i) On and after the second anniversary but prior to the fifth anniversary of the date of original issuance of the shares of Series A Serial Preferred Stock, the Corporation will have the right to redeem such shares of Series A Serial Preferred Stock at a redemption price equal to 103% of the Liquidation Preference of each share of Series A Serial

Preferred Stock to be redeemed plus an amount per share equal to accrued but unpaid dividends on such share of Series A Serial Preferred Stock up to but excluding the earlier of the date of a Constructive Redemption (defined below) or the Redemption Date (defined below).

(ii) On and after the fifth anniversary but prior to the sixth anniversary of the date of original issuance of the shares of Series A Serial Preferred Stock, the Corporation will have the right to redeem such shares of Series A Serial Preferred Stock at a redemption price equal to 102% of the Liquidation Preference of each share of Series A Serial Preferred Stock to be redeemed plus an amount per share equal to accrued but unpaid dividends on such share of Series A Serial Preferred Stock up to but excluding the earlier of the date of a Constructive Redemption or the Redemption Date.

(iii) On and after the sixth anniversary but prior to the seventh anniversary of the date of original issuance of the shares of Series A Serial Preferred Stock, the Corporation will have the right to redeem such shares of Series A Serial Preferred Stock at a redemption price equal to 101% of the Liquidation Preference of each share of Series A Serial Preferred Stock to be redeemed plus an amount per share equal to accrued but unpaid dividends on such share of Series A Serial Preferred Stock up to but excluding the earlier of the date of a Constructive Redemption or the Redemption Date.

(iv) On and after the seventh anniversary of the date of original issuance of the shares of Series A Serial Preferred Stock, the Corporation will have the right to redeem such shares of Series A Serial Preferred Stock at a redemption price equal to 100% of the Liquidation Preference of each share of Series A Serial Preferred Stock to be redeemed plus an amount per share equal to accrued but unpaid dividends on such share of Series A Serial Preferred Stock up to but excluding the earlier of the date of a Constructive Redemption or the Redemption Date.

(b) In the event the Corporation shall determine to redeem the Series A Serial Preferred Stock, the Corporation will give notice of any such redemption (a “Notice of Redemption”) by first class mail, postage prepaid to holders of record of the Series A Serial Preferred Stock not less than thirty (30) calendar days prior to the date on which such shares of Series A Serial Preferred Stock are to be redeemed (the “Redemption Date”), including instructions for redemption. Failure to give notice to any holder of record of the Series A Serial Preferred Stock shall not affect the validity of the proceedings for the redemption of shares of any other holder of record of the Series A Serial Preferred Stock being redeemed.

(c) After the Notice of Redemption shall have been mailed and no earlier than the Business Day before the Redemption Date, the Corporation may deposit for the pro rata benefit of the holders of the Series A Serial Preferred Stock called for redemption pursuant to this Section 3 the funds necessary for such redemption (a “Redemption Deposit”) with a bank, trust company or other financial institution having capital and surplus of at least one hundred million dollars ($100,000,000). After the Notice of Redemption has been given as herein provided and the Redemption Deposit has been made (the “Constructive Redemption”), dividends on the Series A Serial Preferred Stock called for redemption shall cease to accrue upon the giving of such notice and such Series A Serial Preferred Stock so redeemed will no longer be deemed outstanding, whether or not the certificates therefor have been surrendered and all rights of the holders thereof will cease (other than the right to receive the redemption price by following the redemption instructions).

(d) In case of any redemption of part of the shares of Series A Serial Preferred Stock at the time outstanding, the shares to be redeemed shall be selected pro rata. If fewer than all the shares represented by any certificate are redeemed, a new certificate shall be issued representing the unredeemed shares without charge to the holder thereof.

(e) Nothing contained in this Section 3 shall limit any legal right of the Corporation to purchase or otherwise acquire any shares of the Series A Serial Preferred Stock.

4.     Redemption at the Option of the Holder. On or after the eighth anniversary of the date of original issuance of the Series A Serial Preferred Stock, each holder of Series A Serial Preferred Stock will have the right to require the Corporation to redeem each share of Series A Serial Preferred Stock held by such holder for cash at a redemption price equal to 100% of the Liquidation Preference of the shares of Series A Serial Preferred Stock to be redeemed plus an amount per share equal to accrued but unpaid dividends on such share of Series A Serial Preferred Stock up to but excluding the earlier of the Redemption Date and a Constructive Redemption (provided, that the funds necessary for such redemption may be deposited no earlier than the Business Day prior to the date of redemption), by giving the Corporation written notice of the exercise of such right and the date, which shall not be less than sixty (60) calendar days after the date of such notice, on which such redemption is to be made. On the date of any such redemption, the Corporation shall pay to the holder of the Series A Serial Preferred Stock to be redeemed the redemption price determined in accordance with this Section 4, and on the earlier of the Redemption Date and a Constructive Redemption, dividends on the Series A Serial Preferred Stock so redeemed shall cease to accrue and such Series A Serial Preferred Stock so redeemed will no longer be deemed outstanding, whether or not the certificates therefor have been surrendered and all rights of the holders thereof will cease (other than the right to receive the redemption price by following the redemption instructions).

5.     Mandatory Surrender, Cancellation and Redemption. If the Corporation exercises a right under a Warrant to compel exercise of the Warrant and the holder of the Warrant does not exercise the Warrant in full within the time provided for therein, a number of shares of Series A Serial Preferred Stock held by such holder of Warrants having a value (which value shall be the Liquidation Preference of such shares of Series A Serial Preferred Stock plus accrued and unpaid dividends, whether or not declared on such Series A Serial Preferred Stock) equal to the aggregate exercise price of such Warrant (or, if the shares held by such holder have a value less than the aggregate exercise price, all shares held by such holder) shall automatically be deemed surrendered, cancelled and (solely for purposes of the FBCA) redeemed, without action on the part of such holder, as if such holder had exercised its right to pay the exercise price of the Warrant by surrendering shares of Series A Serial Preferred Stock having a value equal to such exercise price.

6.     Voting and Related Rights.

(a) So long as the Shareholders Beneficially Own a majority of the outstanding shares of Series A Serial Preferred Stock, the holders of a majority of the outstanding shares of Series A Serial Preferred Stock (the “Majority Holders”), voting separately as a class, shall have the right to elect the following number of directors at any meeting of shareholders of the Corporation (or by written consent) at which directors are to be elected, designated or appointed: (i) if the Percentage Interest as of the record date for such meeting (or action by written consent) is equal to or more than the Minimum Threshold but less than 20%, one director; or (ii) if the Percentage Interest as of the record date for such meeting (or action by written consent) is equal to or greater than 20%, two directors.

(b) In the event of the death, disability, resignation or removal of a director elected, designated or appointed by the Majority Holders, the Majority Holders may, to the extent the Percentage Interest exceeds the applicable threshold in Section 6(a), elect or appoint a replacement director to fill the resulting vacancy; provided that if a director elected by the Majority Holders is removed for cause, the replacement director will not be the same person who was removed. Other than for cause, a director elected, designated or appointed by the Majority Holders may not be removed by the Board of Directors or the shareholders of the Corporation without the prior written consent of the Majority Holders.

(c) The Corporation will at all times provide the directors elected by the Majority Holders with the same rights to indemnification that it provides to the other members of the Board. The directors elected by the Majority Holders shall each receive director fees and rights to expense reimbursement that are no less favorable to them than the fees and reimbursement provided to any other non-management director (in their capacity as directors).

(d) In the event the Percentage Interest falls below the applicable threshold set forth in Section 6(a), (i) the Majority Holders shall cause one or both of the directors elected by the Majority Holders, as applicable, to offer their resignation and (ii) the Majority Holders hereby expressly authorize the Corporation to remove the directors elected by the Majority Holders.

(e) Except as required by law or otherwise provided in this Designation, the holders of shares of Series A Serial Preferred Stock and the holders of shares of Common Stock shall vote together as one class on all other matters submitted to a vote of the shareholders of the Corporation. Each share of Series A Serial Preferred Stock shall be entitled to a number of votes (rounded down to the nearest whole number) equal to (i) the aggregate number of shares of Common Stock for which the outstanding Warrants are exercisable (regardless of whether or not such Warrants could legally be exercised at such time) divided by (ii) the number of outstanding shares of Series A Serial Preferred Stock, determined as of the record date for the determination of holders of Common Stock entitled to vote on any such matter. For the avoidance of doubt, each holder of Series A Serial Preferred Stock shall be entitled to vote such shares of Series A Serial Preferred Stock pursuant to this Section 6(e) whether or not such Person is also the holder of any Warrants. Holders of Series A Serial Preferred Stock shall be entitled to notice of all shareholder meetings or written consents with respect to which they would be entitled to vote, which notice shall be provided pursuant to the Corporation’s by-laws and applicable law.

7. Change of Control.

(a) Upon consummation of a Change of Control at a price per share of Common Stock below $24.00, each holder of Series A Serial Preferred Stock will have the right, to require the Corporation to repurchase each share of Series A Serial Preferred Stock held by such holder for cash (the “Change of Control Repurchase Right”) at a repurchase price equal to:

(i) if the date of the Change of Control (the “Change of Control Date”) is prior to the first anniversary of the original date of issuance of the Series A Serial Preferred Stock, 120% of the Liquidation Preference of each share of Series A Serial Preferred Stock to be repurchased plus an amount per share equal to accrued but unpaid dividends on such share of Series A Serial Preferred Stock up to but excluding the date of repurchase;

(ii) if the Change of Control Date is on or after the first anniversary but prior to the second anniversary of the original date of issuance of the Series A Serial Preferred Stock, 110% of the Liquidation Preference of each share of Series A Serial Preferred Stock to be repurchased plus an amount per share equal to accrued but unpaid dividends on such share of Series A Serial Preferred Stock up to but excluding the date of repurchase;

(iii) if the Change of Control Date is on or after the second anniversary but prior to the third anniversary of the original date of issuance of the Series A Serial Preferred Stock, 105% of the Liquidation Preference of each share of Series A Serial Preferred Stock to be repurchased plus an amount per share equal to accrued but unpaid dividends on such share of Series A Serial Preferred Stock up to but excluding the date of repurchase; or

(iv) if the Change of Control Date is on or after the third anniversary of the original date of issuance of the Series A Serial Preferred Stock, 101% of the Liquidation Preference of each share of Series A Serial Preferred Stock to be repurchased plus an amount per share equal to accrued but unpaid dividends on such share of Series A Serial Preferred Stock up to but excluding the date of repurchase.

(b) The Corporation shall give each holder of Series A Serial Preferred Stock notice of (1) any Change of Control within five (5) calendar days of entering into any arrangement or agreement that, if consummated, would constitute a Change of Control and (2) the anticipated Change of Control Date within five (5) calendar days of the Corporation having knowledge of such date. In addition, no later than the Change of Control Date, the Corporation shall give each holder notice of the holder’s right to require the Corporation to repurchase any or all Series A Serial Preferred Stock held by such holder (the “Change of Control Notice”). The Change of Control Notice shall be mailed to each holder at the address of record on the books of the Corporation and shall state (i) the date by which the Change of Control Repurchase Right must be exercised, which date shall be no earlier than thirty (30) calendar days and no later than sixty (60) calendar days after the delivery by the Corporation of the Change of Control Notice (and, if necessary to cause the repurchase of the Series A Serial Preferred Stock not to constitute a default or event of default under the Existing Debt Documents, shall be no earlier than the Change of Control Payment Date (as defined in the Existing Indenture)), (the “Repurchase Right Expiration Date”), (ii) that any Series A Serial Preferred Stock with respect to which the Change of Control Repurchase Right is exercised shall be repurchased on such specified date, (iii) the applicable repurchase price determined in accordance with Section 7(a), and (iv) a description of the procedures set forth in Section 7(c) that a holder must follow to exercise the Change of Control Repurchase Right. Notwithstanding the foregoing, a Change of Control Notice may be delivered in advance of a Change of Control, conditional upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time such Change of Control Notice is delivered.

(c) To exercise the Change of Control Repurchase Right, a holder shall deliver to the Corporation, on or before the Repurchase Right Expiration Date, a written notice specifying the number of shares of Series A Serial Preferred Stock to be repurchased by the Corporation. Each holder shall retain the right to withdraw an election to have such shares repurchased at any time on or prior to the Repurchase Right Expiration Date. To the extent that (and as) funds are legally available therefor, the Corporation shall repurchase on the Repurchase Right Expiration Date (or, to the extent funds are not legally available on the Repurchase Right Expiration Date, on the first date that funds become legally available therefor) all shares of Series A Serial Preferred Stock with respect to which the Change of Control Repurchase Right is exercised.

(d) Notwithstanding anything herein to the contrary, (i) the Corporation shall comply with all requirements under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the Change of Control Repurchase Right; (ii) no failure by the Corporation to give the Change of Control Notice and no defect in any Change of Control Notice shall limit any holder’s right to exercise its Change of Control Repurchase Right or affect the validity of any proceedings for the repurchase of Series A Serial Preferred Stock; and (iii) the Corporation shall not be required to (and may not) repurchase the Series A Serial Preferred Stock pursuant to the provisions of this Section 7 to the extent such repurchase constitutes a default or event of default under the Existing Debt Documents; provided, that to the extent the Corporation does not repurchase any Series A Serial Preferred Stock pursuant to the provisions of this Section 7 because such repurchase constitutes a default or event of default under the Existing Debt Documents or there are not sufficient funds legally available therefor, the Liquidation Preference of all outstanding Series A Serial Preferred Stock shall automatically be increased to the otherwise applicable repurchase price pursuant to Section 7(a)(i)-(iv), as the case may be.

8.     Reacquired Shares. Any shares of Series A Serial Preferred Stock purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired promptly after the acquisition thereof. All such shares shall upon their retirement become authorized but unissued shares of Preferred Stock and may be reissued as part of a new series of Preferred Stock to be created by resolution or resolutions of the Board of Directors, subject to any conditions and restrictions on issuance set forth herein.

9.     Liquidation, Dissolution or Winding Up.

(a) Upon any liquidation, dissolution or winding up of the Corporation, voluntary or otherwise (each, a “Liquidation”), after satisfaction of all liabilities and obligations to creditors of the Corporation and before any distribution shall be made to the holders of the Common Stock or any Junior Stock, holders of the Series A Serial Preferred Stock shall be entitled to receive the Liquidation Preference plus an amount per share equal to accrued but unpaid dividends on such share of Series A Serial Preferred Stock through the date of Liquidation.

(b) In the event, however, that there are not sufficient assets available to permit payment in full of the amounts payable on the Series A Serial Preferred Stock and on all other classes and series of stock of the Corporation, if any, that rank pari passu with the Series A Serial Preferred Stock in respect thereof, then the assets legally available for such distribution shall be distributed ratably to the holders of the Series A Serial Preferred Stock and the holders of such pari passu shares in accordance with the full respective amounts which would be payable on such shares if all amounts payable thereon were paid in full.

(c) Neither the merger or consolidation of the Corporation into or with another entity nor the merger or consolidation of any other entity into or with the Corporation shall be deemed to be a liquidation, dissolution or winding up of the Corporation within the meaning of this Section 9.

10.     No Conversion. Shares of Series A Serial Preferred Stock shall not be convertible into Common Stock at any time.

11.     Ranking. The Series A Serial Preferred Stock shall rank junior to any of the Corporation’s indebtedness and other liabilities with respect to assets available to satisfy claims against the Corporation and the Series A Serial Preferred Stock, pari passu to all other classes or series of preferred stock of the Corporation as to the distribution of assets upon liquidation, dissolution or winding up and shall rank senior to the Common Stock and Junior Stock as to such matters.

12.     Withholding. The Corporation shall be entitled to deduct and withhold (or have deducted and withheld) from any amounts payable pursuant to the Series A Serial Preferred Stock such amounts as are required to be deducted or withheld therefrom or in connection therewith under the Code or any other provision of applicable Tax Law. To the extent such amounts are so deducted or withheld and duly paid to the applicable Governmental Authority, such amounts shall be treated for all purposes under the Series A Serial Preferred Stock as having been paid to the Person in respect of which such deduction or withholding was made.

13.      Amendment; Waiver. At any time that any shares of Series A Serial Preferred Stock are outstanding, the Articles of Incorporation of the Corporation shall not be amended in any manner which would materially alter or change the powers, preferences or special rights of the Series A Serial Preferred Stock so as to affect them adversely without the affirmative vote of the holders of two-thirds of the then-outstanding shares of Series A Serial Preferred Stock, voting separately as a class. Any provision of this Certificate of Designation may be waived in a written instrument executed by the waiving party.

14.     Fractional Shares. Series A Serial Preferred Stock may be issued in fractions of a share that shall entitle the holder, in proportion to such holder’s fractional shares, to exercise voting rights, receive dividends, participate in distributions and to have the benefit of all other rights of holders of Series A Serial Preferred Stock.

15.     Certain Definitions. As used herein, the following terms shall have the following respective meanings:

“Affiliate” means, with respect to any Person, any Person who directly or indirectly Controls, is Controlled by, or is under common Control with the specified Person. For purposes of these Articles of Amendment, Nightingale Onshore Holdings L.P., Nightingale Offshore Holdings L.P. and their Respective Affiliates shall not be deemed to be Affiliates of the Company or any of its Subsidiaries.

“Affiliated Transferee” means any Affiliate or investment fund of the Shareholder (or of any of the members or limited partners of the Shareholder who are Affiliates of Rhône Capital L.L.C. or Rhône Group L.L.C.).

“Articles of Incorporation” means the Amended and Restated Articles of Incorporation of the Corporation, as amended from time to time, including by this Articles of Amendment.

“Beneficially Own” with respect to any securities shall mean having “beneficial ownership” of such securities (as determined pursuant to Rule 13d-3 under the Exchange Act without giving effect to the sixty (60)-day limitation on determining beneficial ownership contained in Rule 13d-3(d)), including pursuant to any agreement, arrangement or understanding, whether or not in writing.

“Business Day” means a day that is a Monday, Tuesday, Wednesday, Thursday or Friday and is not a day on which banking institutions in New York, New York generally are authorized or obligated by law, regulation or executive order to close.

“Capital Interests” means:

(i) in the case of a corporation, corporate stock;

(ii) in the case of an association or other business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(iii) in the case of a partnership, partnership interests (whether general or limited); and

(iv) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person;

Provided, however, that any debt securities convertible into Capital Interests, whether or not such debt securities include any right of participation with Capital Interests, shall be excluded from the definition of “Capital Interests”.

“Change of Control” means (i) the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of the Corporation and its Subsidiaries taken as a whole to any “person” (as such term is used in Section 13(d)(3) of the Exchange Act) other than the Principals or their Related Parties, (ii) the adoption of a plan relating to the liquidation or dissolution of the Corporation, (iii) the consummation of any transaction or series of transactions (including, without limitation, any merger or consolidation) the result of which is that any “person” (as defined above) becomes the “beneficial owner” (as such term is defined in Rule 13d–3 and Rule 13d–5 under the Exchange Act), directly or indirectly, of (a) 35% or more of the voting Capital Interests of the Corporation and (b) more of the voting Capital Interests of the Corporation than are, in the aggregate, beneficially owned by the Principals and their Related Parties at the time of such consummation, (iv) the first day on which a majority of the members of the Board of Directors of the Corporation are not Continuing Directors, or (v) a “change of control” shall occur as defined in the Existing Indenture. For purposes of this definition, any transfer of an equity interest of an entity that was formed for the purpose of acquiring voting Capital Interests of the Corporation shall be deemed to be a transfer of such portion of such voting Capital Interests as corresponds to the portion of the equity of such entity that has been transferred.

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Stock” means the common stock of the Company, par value $0.01 per share.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors who (i) was a member of such Board of Directors on December 31, 2010 or (ii) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election.

“Dividend Rate” shall mean 5% per annum.

“Dividend Payment Date” shall mean January 1, April 1, July 1 and October 1 of each year (commencing on October 1, 2014), except that if such date is not a Business Day, such Dividend Payment Date shall instead be (and any dividend payable on Series A Serial Preferred Stock on such Dividend Payment Date shall be payable on) the immediately succeeding Business Day.

“Dividend Period” means the period commencing on and including a Dividend Payment Date and ending on and including the day immediately preceding the next Dividend Payment Date; provided, that the initial Dividend Period shall commence on and include the original date of issue of the Series A Serial Preferred Stock and shall end on and include the day immediately preceding the first Dividend Payment Date.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Existing Debt Documents” means:

(i) that certain Indenture, dated as of January 21, 2011, by and between the Corporation and U.S. Bank National Association, as trustee, as amended by that certain First Supplemental Indenture thereto, dated as of January 30, 2014, in each case, as in effect on the date hereof, pursuant to which the Corporation has issued $350,000,000 in aggregate principal amount of its 7.375% Senior Notes due 2021;

(ii) that certain Third Amended and Restated Credit Agreement, dated as of January 21, 2011, among the Company, as borrower, JP Morgan Chase Bank, N.A., as administrative agent, and the lenders party thereto from time to time, as amended by the First Amendment thereto dated as of June 12, 2012 and by the Second Amendment thereto dated as of January 16, 2014; and

(iii) that certain Credit Agreement (Second Lien) dated as of June 12, 2012 between the Company and JPMorgan Chase Bank, N.A., as amended by the First Amendment thereto dated as of February 11, 2013, by the Second Amendment thereto dated as of January 16, 2014, and by the Third Amendment thereto dated as of March 28, 2014, in each case, as in effect on the date hereof.

“Governmental Authority” means any federal, state, local or foreign government or political subdivision or any court or governmental agency, authority, instrumentality or regulatory body.

“Liquidation Preference” initially means $1,000 per share of Series A Serial Preferred Stock (as the same may be increased in accordance with Section 7(d)(iii)).

“Minimum Threshold” means the percentage of the total number of votes that would be entitled to be cast in the election of directors generally of the Company that are represented by the number of shares of Common Stock for which the Warrants would be exercisable as of the date hereof.

“Percentage Interest” means, as of any date of determination, the total number of votes that may be cast in the election of directors generally of the Company, expressed as a percentage, that is represented by the Securities (or any other securities of the Company) Beneficially Owned by the Shareholders in the aggregate (for purposes of this definition, treating any Warrants held at such time by such Persons as having been exercised by such Persons for all of the shares of Common Stock underlying such Warrants, with such Persons having Beneficial Ownership over such shares) divided by the total number of votes that may be cast in the election of directors generally of the Company (for purposes of this definition, excluding any issuance of securities of the Company that are issued after August 19, 2014).

“Person” means any natural Person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Authority or other entity.

“Principals” means William Tatham, E. Scott Beattie, J. W. Nevil Thomas, Fred Berens, Maura Clark, Richard C. W. Mauran and A. Salman Amin.

“Related Parties” means, with respect to any specified Person, such Person’s affiliates and the respective directors, officers, employees, agents and advisors of such Person and such Person’s affiliates.

“Securities” shall mean Common Stock, including the Common Stock for which the Warrants are exercisable.

“Shareholder” means the Nightingale Onshore Holdings L.P., Nightingale Offshore Holdings L.P., and any Affiliated Transferee who acquires Securities (or to whom Securities are transferred), whether from the Shareholder, the Corporation or otherwise.

“Subsidiary” means any corporation or other entity now existing or hereafter formed of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at the time directly or indirectly owned by the Corporation.

“Transferee” has the meaning set forth in Section 12.

“Warrants” means the warrants to purchase shares of Common Stock issued to Nightingale Onshore Holdings L.P. and Nightingale Offshore Holdings L.P. by the Corporation.

IN WITNESS WHEREOF, Elizabeth Arden, Inc. has caused these Articles of Amendment to be signed by Marcey W. Becker, its Senior Vice President, Finance, on this 19th day of August, 2014.

ELIZABETH ARDEN, INC.

By:	/s/ Marcey W. Becker
Marcey W. Becker Senior Vice President, Finance